EXHIBIT 11.1

PartnerRe Ltd.

Computation of Net (Loss) Income Per Common and Common Share Equivalents

For the years ended December 31, 2005, 2004 and 2003

(Expressed in thousands of U.S. dollars, except per share amounts)

	December 31, 2005	December 31, 2004	December 31, 2003
Basic Net (Loss) Income Per Share
Net (loss) income	$(51,064)	$492,353	$467,679
Preferred dividends	(34,525)	(21,485)	(29,390)

Net (loss) income available to common shareholders	$(85,589)	$470,868	$438,289
Weighted average number of common shares outstanding	54,951.2	53,490.8	53,238.6
Basic net (loss) income per share	$(1.56)	$8.80	$8.23

Diluted Net Income Per Share (1)
Net income		$492,353	$467,679
Preferred dividends		(21,485)	(29,390)

Net income available to common shareholders		$470,868	$438,289
Weighted average number of common shares outstanding		53,490.8	53,238.6
Stock options		556.6	432.6
Class B warrants		—	224.7

Weighted average number of common and common share equivalents outstanding		54,047.4	53,895.9
Diluted net income per share		$8.71	$8.13

(1)	Diluted net loss per share has not been shown for 2005 because the effect of dilutive securities would have been anti-dilutive. Dilutive securities, under the form of options and others, that could potentially dilute basic net loss per share were not included in the computation of diluted net loss per share because to do so would have been antidilutive. The weighted average number of common and common share equivalents outstanding for the period would have amounted to 55,869.3 thousand shares if these securities had been included.